Filed pursuant to Rule 424(b)(3)
File No. 333-119338

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

________________________________________________

Supplement dated August 29, 2008
to
Prospectus and Disclosure Document
dated December 3, 2007
________________________________________________

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated December 3, 2007, and should be read together therewith.

You should carefully consider the “Risk Factors” beginning on page 12 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

This supplement revises and replaces the text on page 9 and the Breakeven Analysis table on page 10 of the Prospectus under the heading “Summary – Breakeven analysis” in its entirety as follows:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical $1,000 initial investment in Class A units or Class B units to equal the amount invested 12 months after the investment was made. The breakeven analysis for the Class B units shows the amount required to “break even” both with and without an early redemption fee which, for purposes of this analysis, has been averaged to approximate the effect that payment of an early redemption fee will have on a redemption of Class B units during the first year of investment, as described in footnote 7 below. The breakeven analysis is an approximation only.

Breakeven Analysis

	Class A Units	Class B Units
Assumed initial selling price per unit(1)	$1,000.00	$1,000.00
Trading advisors’ incentive fees(2)	$6.10	$7.60
Brokerage charge(3) (Class A: 7.55%; Class B: 8.0%)	$75.50	$80.00
Operating expenses(4) (0.25%)	$2.50	$2.50
Offering expenses(5) (0.2% Class A units; 0.6% Class B units)	$2.00	$6.00
Interest income(6) (2.69%)	$(26.90)	$(26.90)
Amount of trading income required for the redemption value at the end of one year to equal the initial selling price of the unit, without early redemption fee	$59.20	$69.20

Percentage of initial selling price per unit, without early redemption fee	5.92%	6.92%

Average early redemption fee(7) (2.188%; Class B units only)		$21.90
Amount of trading income required for the redemption value at the end of one year to equal the initial selling price per Class B unit, with average early redemption fee		$91.10

Percentage of initial selling price per Class B unit, with average early redemption fee		9.11%
____________
(1)
$15,000 is the minimum initial investment in Class A units for existing Class A limited partners and $5,000 is the minimum initial investment in Class B units for new limited partners. However, for ease of comparability, $1,000 will be deemed to be the initial selling price per unit of both a Class A unit and a Class B unit for purposes of this breakeven analysis.

(2)
Reflects incentive fees payable to Graham, ETC, Winton, Welton, Global Advisors and Transtrend assuming they manage 8%, 12%, 19%, 15%, 5% and 7%, respectively, of invested assets and assuming each of the eight advisors have equivalent performance returns for the 12-month period. Actual incentive fees are calculated quarterly on the basis of each trading advisor’s individual performance, not the overall performance of Grant Park. Because incentive fees payable to these six trading advisors are calculated on the basis of trading profits realized on the assets they manage without deduction for the allocable portion of certain expenses charged to Grant Park, these advisors would receive an incentive fee before Grant Park has recouped all expenses and reaches the “break-even” level.  Incentive fees payable to EMC and Rabar are calculated after deduction for the allocable portion of expenses charged to Grant Park.  These advisors would not receive an incentive fee before Grant Park has recouped all expenses.

(3)
The brokerage charge is paid to the general partner on a monthly basis. Effective September 1, 2005, the brokerage charge equals 0.6292% per month, a rate of 7.55% annually, of the Class A month-end adjusted net assets, and 0.6667% per month, a rate of 8.0% annually, of the Class B month-end adjusted net assets. Out of this amount, the general partner pays all clearing, execution and give-up, floor brokerage, exchange and NFA fees, any other transaction costs, selling agent compensation and consulting fees to the trading advisors. The general partner retains the balance as payment for its services to Grant Park. Bid-ask spreads on Grant Park’s forward and other non-exchange traded contracts are not included in this breakeven table due to the difficulty of determining those spreads.

(4)
Grant Park is responsible for ongoing operating expenses, up to an amount not to exceed 0.25% of Grant Park’s average net assets per year. This amount is used for purposes of this breakeven analysis. To the extent operating expenses are less than 0.25% of Grant Park’s average net assets during the year, the difference will be reimbursed pro rata to recordholders as of December 31 of each year.

(5)
Grant Park’s organization and offering expenses are paid by the general partner and then reimbursed to the general partner by Grant Park. To pay this reimbursement, effective September 1, 2005, Class A units are assessed at an annual rate of 20 basis points (0.20%), and Class B units are assessed at an annual rate of 60 basis points (0.60%), of adjusted net assets, calculated and payable monthly on the basis of month-end adjusted net assets of the applicable class.

(6)	Grant Park earns interest on free cash balances held in its futures trading accounts. Interest is estimated for these purposes at a rate of 2.69% per year.
(7)
Class B limited partners causing redemption of their units on or before the one-year anniversary of their subscription for the redeemed units will pay an early redemption fee of 3.5%, 2.625%, 1.75% or 0.875% of the net asset value of the redeemed units, depending on when the units are redeemed during the first year. Class A limited partners, and Class B limited partners causing redemption of units on or after the one-year anniversary of their subscription for the redeemed units, will not pay an early redemption fee. For purposes of this breakeven analysis, the early redemption fee has been presented as an average of the four different early redemption fees to approximate the effect payment of an early redemption fee would have on a redemption of Class B units at an undetermined point during the first year of investment. Because the early redemption fee has been averaged and the other fees and expenses shown assume an investment in Grant Park for one year, the breakeven analysis does not reflect the actual amount required to “break even” for Class B units that are redeemed prior to the one-year anniversary of the investment, which will vary depending on the date of redemption.

This supplement revises and replaces the table on page 45 of the Prospectus captioned “Performance of Grant Park – Class A Units” in its entirety as follows:

PERFORMANCE OF GRANT PARK - CLASS A UNITS
(Unaudited)

As required by CFTC regulations, the past performance record of Grant Park’s Class A units for the last five full calendar years and the first six months of 2008 is presented below. The past performance record of Grant Park Class A units since Grant Park’s inception in January 1989 appears in the Statement of Additional Information on page 157.

While the performance record set forth in the table below has not been independently audited, the general partner believes that the information presented is accurate. All performance information is shown net of fees and expenses.

Name	Grant Park Futures Fund Limited Partnership (Class A units)
Type	Privately offered (through February 2003); Publicly offered beginning June 30, 2003; Multi-advisor
Inception of Trading	January 1989
Aggregate Gross Subscriptions at 6/30/08	$131,770,587
Net Asset Value at 6/30/08	$80,731,268
Worst Monthly Percentage Draw-Down* (Since 1/03)	- 11.66% 04/04
Worst Peak-to-Valley Draw-Down* (Since 1/03)	- 23.65% 03/04 – 08/04

	Rate of Return
	2008	2007	2006	2005	2004	2003
January	2.49%	1.25%	3.49%	-5.96%	0.38%	2.72%
February	9.66	-4.18	-3.28	3.42	7.33	5.77
March	-0.63	-4.55	4.06	-0.51	-1.40	-7.47
April	-0.13	5.23	9.46	-5.05	-11.66	2.57
May	2.11	4.60	-0.81	3.98	-4.75	9.68
June	3.06	4.16	-2.85	1.89	-4.47	-1.26
July		-3.72	-3.66	-1.96	-3.36	-0.49
August		-3.71	2.20	1.97	-0.32	0.19
September		8.78	-1.10	-0.04	1.07	0.13
October		5.23	-0.64	-3.38	3.43	2.52
November		-0.66	3.59	4.16	8.45	-0.91
December		0.63	-0.92	-1.36	-0.89	6.00
Year	17.38%	12.63%	9.11%	-3.44%	-7.58%	20.03%
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*	Draw-Down means losses experienced by Grant Park over a specified period.

Worst Monthly Percentage Draw-Down is the largest monthly loss experienced by Grant Park in any calendar month expressed as a percentage of total equity in Grant Park and includes the month and year of that draw-down.

Worst Peak-to-Valley Draw-Down is the greatest cumulative percentage decline in month-end net asset value of Grant Park due to losses sustained by Grant Park during a period in which the initial month-end net asset value of Grant Park is not equaled or exceeded by a subsequent month-end net asset value of Grant Park and includes the time period in which the draw-down occurred.

The monthly rate of return is computed by dividing monthly performance by beginning monthly equity plus additions less redemptions. The monthly rates are then compounded to arrive at the annual rate of return.

During the period presented through March 31, 2003, Grant Park’s net profits and losses were allocated on a capital account-by-capital account basis. As of April 1, 2003, net profits and losses are allocated on a per-unit basis within each class of units. Investors should note that these two methods of allocation may result in slight differences in how Grant Park’s performance is calculated.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

 This supplement revises and replaces the table on page 46 of the Prospectus captioned “Performance of Grant Park – Class B Units” in its entirety as follows:

PERFORMANCE OF GRANT PARK - CLASS B UNITS
(Unaudited)

The past performance record of Grant Park’s Class B units through June 30, 2008, is presented below. While the performance record set forth in the table below has not been independently audited, the general partner believes that the information presented is accurate. All performance information is shown net of fees and expenses.

Name	Grant Park Futures Fund Limited Partnership (Class B units)
Type	Public; Multi-advisor
Inception of Trading	August 2003
Aggregate Gross Subscriptions at 6/30/08	$522,444,022
Net Asset Value at 6/30/08	$485,146,345
Worst Monthly Percentage Draw-Down* (Since 8/03)	-11.72% 04/04
Worst Peak-to-Valley Draw-Down* (Since 8/03)	-23.99% 03/04 – 08/04

	Rate of Return
	2008	2007	2006	2005	2004	2003
January	2.42%	1.18%	3.41%	-6.04%	0.31%
February	9.58	-4.25	-3.35	3.34	7.25
March	-0.70	-4.62	3.98	-0.59	-1.47
April	-0.20	5.15	9.38	-5.12	-11.72
May	2.03	4.52	-0.88	3.90	-4.82
June	2.99	4.09	-2.92	1.81	-4.55
July		-3.79	-3.73	-2.03	-3.44
August		-3.78	2.12	1.89	-0.40	0.12%
September		8.70	-1.17	-0.11	0.99	0.06
October		5.16	-0.71	-3.45	3.35	2.45
November		-0.73	3.51	4.08	8.37	-0.98
December		0.64	-0.90	-1.35	-0.96	5.93
Year	16.88%	11.76%	8.28%	-4.25%	-8.40%	7.66%
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*	Draw-Down means losses experienced by Grant Park over a specified period.

Worst Monthly Percentage Draw-Down is the largest monthly loss experienced by Grant Park in any calendar month expressed as a percentage of total equity in Grant Park and includes the month and year of that draw-down.

Worst Peak-to-Valley Draw-Down is the greatest cumulative percentage decline in month-end net asset value of Grant Park due to losses sustained by Grant Park during a period in which the initial month-end net asset value of Grant Park is not equaled or exceeded by a subsequent month-end net asset value of Grant Park and includes the time period in which the draw-down occurred.

The monthly rate of return is computed by dividing monthly performance by beginning monthly equity plus additions less redemptions. The monthly rates are then compounded to arrive at the annual rate of return.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

 This supplement revises and updates the discussion beginning on page 77 of the Prospectus under the heading “The Clearing Brokers” in its entirety, as follows:

THE CLEARING BROKERS

MF Global, Newedge Financial Inc. and UBS Securities LLC serve as Grant Park’s clearing brokers. The following descriptions provide for each clearing broker background information and information regarding material legal proceedings involving the clearing broker.

For ease of administration, the trading advisors may direct all or a portion of their trades on behalf of Grant Park to executing brokers or floor brokers for execution with instructions to give-up the executed trade to the clearing broker for clearing and settlement. The cost of any give-up fees to brokers will be included in Grant Park’s brokerage charge. Grant Park’s over-the-counter options, forward, swap and spot contracts generally will be transacted through the clearing brokers or their affiliates. The trading advisors also from time to time may select other dealers through which such contracts will be traded, but only with the prior written consent of the general partner.

MF Global Inc.

General

MF Global, formerly known as Man Financial Inc. (“MFI”), has served as Grant Park’s clearing broker since November 1, 2005, when it replaced Refco, Inc. as one of Grant Park’s clearing brokers. The address of MF Global’s main office is 717 Fifth Avenue, 9th Floor, New York, New York 10022-8101, and its telephone number is (212) 589-6200. MF Global is registered under the Commodity Exchange Act as a futures commission merchant and a commodity pool operator and is a member of the NFA. It also is a member of all major U.S. futures exchanges.

MF Global provides commodity interest brokerage and clearing services to Grant Park, and also acts as one of Grant Park’s additional selling agents. MF Global is not a sponsor or general partner of Grant Park, and will not act in any supervisory capacity with respect to the general partner or participate in the management of either the general partner of Grant Park. MF Global does not have or accept any discretionary authority with respect to transactions or investments in Grant Park’s trading account. MF Global may use the services of other clearing brokers and brokers who are members of exchanges of which MF Global is not a member. MF Global maintains the trading account of Grant Park on its books and records as a separate account.

Conflicts of Interest

MF Global is presently acting as clearing broker for other commodity pools, providing services similar to those provided Grant Park, and expects to continue to serve in this capacity for commodity pools in the future. MF Global also serves a number of other non-commodity pool customers. Its responsibilities to Grant Park and the responsibilities that it has or may undertake in the future may cause a conflict of interest. These conflicts may result in competition among commodity pools and other customers for services provided to them by the clearing broker. In addition, MF Global may in the future charge other customers, including public and private commodity pools, a lower brokerage rate than is being charged to Grant Park.

MF Global also acts as an additional selling agent for Grant Park. Because MF Global’s compensation as clearing broker is based, at least in part, on the net asset value of Grant Park, it may have a conflict of interest between acting in the best interest of its clients when advising them to purchase or redeem units and assuring continued compensation to itself.

 MF Global and its principals, employees and agents may trade commodity interest contracts for their own accounts. These trades may be different from, opposite to or entered ahead of trades entered into by Grant Park, and these persons may even be the other party to a trade entered into by Grant Park. The records of any of these trades will not be available to limited partners.

Legal Proceedings

At any given time, MF Global is involved in numerous legal actions and administrative proceedings, which MF Global has advised the general partner are not, in the aggregate, as of the date of this prospectus supplement, expected to have a material effect upon its condition, financial or otherwise, or to the services it renders to Grant Park.  MF Global has also advised the general partner that, as of the date of this prospectus supplement, there have been no material administrative, civil or criminal proceedings pending, on appeal, or concluded against MF Global or its principals within the last five years, except as follows:

In May, 2006, MFI was sued by the Receiver for Philadelphia Alternate Asset Fund (“PAAF”) and associated entities for common law negligence, common law fraud, violations of the Commodity Exchange Act and RICO violations (the “Litigation”).  In December, 2007, without admitting any liability of any party to the Litigation to any other party to the Litigation, the Litigation was settled with MFI agreeing to pay $69 million, plus $6 million of legal expenses, to the Receiver, in exchange for releases from all applicable parties and the dismissal of the Litigation with prejudice.  In a related action, MFI settled a CFTC administrative proceeding (In the Matter of MF Global, f/k/a Man Financial Inc., and Thomas Gilmartin) brought by the CFTC against MFI and one of its employees for failure to supervise and recordkeeping violations.  Without admitting or denying the allegations, MFI agreed to pay a civil monetary penalty of $2 million and accepted a cease and desist order.  MFI has informed the General Partner that the settlements referenced above will not materially affect MF Global or its ability to perform as a clearing broker for Grant Park.

On February 20, 2007, MFI also settled a CFTC administrative proceeding (In the Matter of Steven M. Camp and Man Financial Inc., CFTC Docket No. 07-04) in which MFI was alleged to have failed to supervise one of its former associated persons (“AP”) who was charged with fraudulently soliciting customers to open accounts at MFI.  The CFTC alleged that the former AP misrepresented the profitability of a web-based trading system and of a purported trading system to be traded by a commodity trading advisor.  Without admitting or denying the allegation, MFI agreed to pay restitution to customers amounting to $196,900.44 and a civil monetary penalty of $120,000.  MFI also agreed to a cease and desist order and to strengthen its supervisory system for overseeing sales solicitations by employees in connection with accounts to be traded under letters of direction in favor of third party system providers.

On March 6, 2008, and thereafter, five virtually identical proposed class action securities suits were filed against MF Global’s parent, MF Global Ltd., certain of its officers and directors, and Man Group plc. These suits have now been consolidated into a single action.  The complaints seek to hold defendants liable under §§ 11, 12, and 15 of the Securities Act of 1933 by alleging that the registration statement and prospectus issued in connection with MF Global Ltd.’s initial public offering in July 2007, were materially false and misleading to the extent that representations were made regarding  MF Global Ltd.’s risk management policies, procedures and systems. The allegations are based upon MF Global Ltd.’s disclosure of $141.5 million in trading losses incurred in a single day by an AP in his personal trading account, which losses MF Global was responsible to pay as an exchange clearing member.

In connection with the incident involving the trading losses referenced above, the CFTC issued a formal order of investigation naming MF Global and the AP. The CFTC, in coordination with the Chicago Mercantile Exchange (“CME”), has been collecting documentation and taking depositions of MF Global employees. This investigation is ongoing and it is not yet certain what actions the CFTC and/or the CME might take. MF Global Ltd. has established an accrual of $10.0 million to cover potential CFTC civil monetary penalties in this matter and the two CFTC matters referred to below. This is MF Global Ltd.’s best estimate at this time and there is no assurance that the $10.0 million accrual will be sufficient for these purposes or that the CFTC will not require remedial measures. No accrual has been made for the CME matter.

In May 2007, MF Global and two of its employees received what is commonly referred to as a “Wells notice” from the staff of the Division of Enforcement of the CFTC. The notice relates to two trades MF Global executed in 2004 for a customer and reported to NYMEX. The notice indicates that the SEC’s Division of Enforcement is considering recommending to the CFTC that a civil proceeding be commenced against MF Global and the two employees, in which the CFTC would assert that MF Global and the two employees violated Section 9(a)(4) of the Commodity Exchange Act, which generally prohibits any person from willfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The Division of Enforcement staff contends that MF Global and the individuals presented or participated in the submission of information to NYMEX that falsely represented the dates on which the trades in question occurred. MF Global and the individuals dispute these contentions. It is not yet certain what action the CFTC will take, but see the reference to a $10.0 million accrual above.

Additionally, MF Global Ltd. is currently cooperating in an investigation conducted by a New York County Grand Jury in conjunction with the U.S. Attorney's Office in the Southern District of New York, with which the CFTC and the SEC are also involved. The investigation centers around trading by a market making energy trader at Bank of Montreal (BMO) who allegedly mismarked his book. An MF Global broker did business with the BMO trader, and used bid and offer prices for forward OTC trades the BMO trader sent to him as a basis for prices which the MF Global broker disseminated to MF Global’s customers, including BMO, as price indications that reflected a consensus. MF Global has been told that neither MF Global nor the broker are targets of the Grand Jury investigation.  In connection with this investigation, MF Global has been served by the CFTC with a Wells notice in anticipation of civil charges against the broker under the anti-fraud provisions of CFTC Regulation 33.10 and MF Global with derivative liability for the broker’s actions. It is not yet certain what action the CFTC may take against MF Global or the broker, but see the reference to a $10.0 million accrual above.

MF Global acts only as clearing broker for the futures accounts to be traded by Grant Park and as such is paid commissions for executing and clearing trades.  MF Global has not passed upon the adequacy or accuracy of this prospectus and will not act in any supervisory capacity with respect to the General Partner of the commodity pool or to the Commodity Trading Advisor, as the case may be, nor participate in the management of the General Partner or any trading advisor of Grant Park.  Therefore, prospective investors should not rely on MF Global in deciding whether or not to invest in Grant Park.

Newedge USA, LLC

 General

Newedge USA, LLC (“Newedge USA”) became one of Grant Park’s clearing brokers effective July 1, 2008 to execute and clear Grant Park’s futures transactions and provide other brokerage-related services.  Newedge Financial Inc. (“NFI”) is a wholly-owned subsidiary of Newedge USA and anticipates merging into Newedge USA effective September 1, 2008.  Newedge Alternative Strategies, Inc. (“NAST”) may execute foreign exchange or other over the counter transactions with Grant Park, as principal.  Newedge USA and NAST are subsidiaries of Newedge Group.  Newedge USA and NAST are headquartered at 630 Fifth Avenue, Suite 500, New York, NY 10111 with branch offices in San Francisco, California; Chicago, Illinois; Philadelphia, Pennsylvania; Kansas City, Missouri and Houston, Texas.  Newedge USA is a futures commission merchant and broker dealer registered with the CFTC and the SEC, and is a member of FINRA.  Newedge USA is a clearing member of all principal futures exchanges located in the United States as well as a member of the Chicago Board Options Exchange, International Securities Exchange, New York Stock Exchange, Options Clearing Corporation, and Government Securities Clearing Corporation.  NAST is an eligible swap participant that is not registered or required to be registered with the CFTC or the SEC, and is not a member of any exchange.  Prior to January 2, 2008 Newedge USA, LLC was known as Fimat USA, LLC, while NAST was known as Fimat Alternative Strategies Inc.

Newedge USA provides commodity interest brokerage and clearing services to Grant Park.  The foreign futures trades made on behalf of Grant Park are cleared and carried through an affiliate of the Newedge Group, Newedge Group (UK Branch) (“Newedge UK”).  Grant Park has entered into a prime brokerage relationship with Newedge UK for the clearing of its OTC foreign currency transactions.  Newedge USA is not a sponsor or general partner of Grant Park, and will not act in any supervisory capacity with respect to the general partner or participate in the management of either the general partner of Grant Park.  NFI does not have or accept any discretionary authority with respect to transactions or investments in Grant Park’s trading account.  NFI may use the services of other clearing brokers, including its affiliates, and brokers who are members of exchanges of which NFI is not a member.  NFI maintains the trading account of Grant Park on its books and records as a separate account.

Conflicts of Interest

Newedge USA is presently acting as clearing broker for other commodity pools, providing services similar to those provided Grant Park, and expects to continue to serve in this capacity for commodity pools in the future.  Newedge USA also serves a number of other non-commodity pool customers.  Its responsibilities to Grant Park and the responsibilities that it has or may undertake in the future may cause a conflict of interest.  These conflicts may result in competition among commodity pools and other customers for services provided to them by the clearing broker.  In addition, Newedge USA may in the future charge other customers, including public and private commodity pools, a lower brokerage rate than is being charged to Grant Park.

Newedge USA and its principals, employees and agents may trade commodity interest contracts for their own accounts.  These trades may be different from, opposite to or entered ahead of trades entered into by Grant Park, and these persons may even be the other party to a trade entered into by Grant Park.  The records of any of these trades will not be available to limited partners.

Legal Proceedings

At any given time, Newedge USA is involved in numerous legal actions and administrative proceedings, which Newedge USA has advised the general partner are not, in the aggregate, as of the date of this prospectus supplement, expected to have a material effect upon its condition, financial or otherwise, or to the services it renders to Grant Park.  Newedge USA has also advised the general partner that, as of the date of this prospectus supplement, there have been no material, administrative, civil or criminal proceedings pending, on appeal or concluded against Newedge USA, NAST or its principals within the last five years, except as follows:

In March 2008, NFI settled, without admitting or denying the allegations, a disciplinary action brought by the New York Mercantile Exchange (“NYMEX”) alleging that NFI violated NYMEX rules related to:  numbering and time stamping orders by failing properly to record a floor order ticket; wash trading; failure to adequately supervise employees; and violation of a prior NYMEX cease and desist order, effective as of December 5, 2006, related to numbering and time stamping orders and block trades.  NFI paid a $100,000 fine to NYMEX in connection with this settlement.

In April 2003, the CFTC instituted, and NFI simultaneously settled, an administrative enforcement proceeding alleging that NFI violated CFTC record keeping requirements.  In the settlement, NFI neither admitted nor denied the CFTC’s allegations.  NFI consented to a civil monetary penalty of $75,000 and a cease and desist order based on the CFTC’s finding in the settlement order that NFI had violated the record keeping requirements by failing to locate and produce cancelled and unfilled order tickets that pertained to orders placed on certain dates during the period between July 1998 and February 2000.

UBS Securities LLC

General

UBS Securities’ principal office is located at 677 Washington Blvd., Stamford, Connecticut 06901, telephone: (203) 719-4066. It is registered as a broker-dealer with FINRA and as a futures commission merchant with the CFTC.  It is a member of various U.S. futures and securities exchanges.  UBS Securities is a wholly-owned indirect subsidiary of UBS AG.

UBS Securities did not sponsor or organize Grant Park and is not responsible for the activities of the general partner or the trading advisors. UBS Financial Services, Inc., an affiliate of UBS Securities, acts as one of the selling agents for Grant Park.

UBS Securities clears all foreign futures trades made on behalf of Grant Park and carried by UBS Securities through its parent UBS AG.  Grant Park has entered into a prime brokerage relationship with UBS AG’s Stamford, Connecticut office for the clearing of its OTC foreign currency transactions.

Conflicts of Interest

UBS Financial Services, an affiliate of UBS Securities, acts as a selling agent for Grant Park, which could give rise to a conflict of interest because its compensation as clearing broker and selling agent is based, at least in part, on the net asset value of Grant Park. Hence, in making recommendations to redeem or purchase additional units, UBS Financial Services employees may have a conflict of interest between acting in the best interest of their clients and assuring continued compensation to their employer and themselves.

Legal Proceedings

UBS Securities has advised the general partner that, except as set forth below, neither UBS Securities nor any of its principals have been involved in any administrative, civil or criminal proceeding, whether pending, on appeal or concluded, within the past five years that is in UBS Securities’ determination material to a decision whether to invest in Grant Park in light of all the circumstances.  Like most securities firms, UBS Securities is and has been a defendant in numerous legal actions relating to its securities and commodities business that allege various violations of federal and state securities laws.

UBS Securities was involved in the 2003 Global Research Analyst Settlement.  This settlement is part of the global settlement that UBS Securities and nine other firms have reached with the SEC, FINRA, NYSE and various state regulators.  As part of the settlement, UBS Securities has agreed to pay $80,000,000 divided among retrospective relief, for procurement of independent research and for investor education.  UBS Securities has also undertaken to adopt enhanced policies and procedures reasonably designed to address potential conflicts of interest arising from research practices.

UBS is the defendant in two purported securities class actions brought in the District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corporation.

On June 27, 2007, the Securities Division of the Secretary of the Commonwealth of Massachusetts (“Massachusetts Securities Division”) filed an administrative complaint (the "Complaint") and notice of adjudicatory proceeding against UBS Securities LLC, captioned In The Matter of UBS Securities, LLC, Docket No. E-2007-0049, which alleges, in sum and substance, that UBS Securities has been violating the Massachusetts Uniform Securities Act ("the "Act") and related regulations by providing the advisers for certain hedge funds with gifts and gratuities in the form of below market office rents, personal loans with below market interest rates, event tickets, and other perks, in order to induce those hedge fund advisers to increase or retain their level of prime brokerage fees paid to UBS Securities.  The Complaint seeks a cease and desist order from conduct that violates the Act and regulations, to censure UBS Securities, to require UBS Securities to pay an administrative fine of an unspecified amount, and to find as fact the allegations of the Complaint.

On June 26, 2008, the Massachusetts Securities Division filed an administrative complaint and notice of adjudicatory proceeding against UBS Securities and UBS Financial Services, Inc. (“UBS Financial”), captioned In the Matter of UBS Securities, LLC and UBS Financial Services, Inc., Docket No. 2008-0045, which alleges that UBS violated the Act in connection with the marketing and sale of auction rate securities. The complaint seeks a cease and desist order, rescission of sales of auction rate securities at par (or restitution to investors who have sold below par), and an administrative fine to be assessed.

On July 22, 2008, the Texas State Securities board filed an administrative proceeding against UBS Securities (and UBS Financial) in connection with the marketing and sale of auction rate securities in Texas. The complaint alleges that UBS violated the anti-fraud provision of the Texas Securities Act and seeks an order by the Securities Commissioner suspending UBS’s registrations with respect to some or all activities in Texas until such time that all auction rate securities held by UBS clients in Texas are liquidated at par value. The complaint also seeks a cease and desist order and an administrative fine to be assessed.

On July 24, 2008 the New York Attorney General filed a complaint in Supreme Court of the State of New York against UBS Securities and UBS Financial in connection with UBS’s marketing and sale of auction rate securities.  The complaint alleges violations of the anti-fraud provisions of New York state statutes and seeks a judgment ordering that the firm buy back auction rate securities from investors at par, disgorgement, restitution and other remedies.

On August 8, 2008, UBS reached agreements in principle with the SEC, the New York Attorney General and the North American Securities Administrators Association (“NASAA”) on behalf of other states including Massachusetts, to settle the charges relating to UBS’s conduct underlying the marketing and sale of auction rate securities.  The specific settlement terms are being finalized.

On August 14, 2008 the New Hampshire Bureau of Securities Regulation filed an administrative action against UBS Securities relating to a student loan issuer, the New Hampshire Higher Education Loan Corp. (NHHELCO).  The complaint alleges fraudulent and unethical conduct in violation of New Hampshire state statutes.  The complaint seeks an administrative fine, a cease and desist order, and restitution to NHHELCO.  The claim does not impact the global settlement with the SEC, NYAG and NASAA relating to the marketing and sale of ARS to investors.

Further, UBS Securities, like most full service investment banks and broker-dealers, receives inquiries and is sometimes involved in investigations by the SEC, FINRA, NYSE and various other regulatory organizations, exchanges and government agencies. UBS Securities fully cooperates with the authorities in all such requests. UBS Securities regularly discloses to the FINRA arbitration awards, disciplinary action and regulatory events.  These disclosures are publicly available on the FINRA’s website at www.finra.org.  Actions with respect to UBS Securities’s futures commission merchant business are publicly available on the website of the National Futures Association (http://www.nfa.futures.org/).

UBS Securities will act only as clearing broker for Grant Park and as such will be paid commissions for executing and clearing trades on behalf of the Grant Park.  UBS Securities has not passed upon the adequacy or accuracy of this Prospectus.  UBS Securities neither will act in any supervisory capacity with respect to the General Partner nor participate in the management of the General Partner or the Grant Park.

Other Prime Brokers

Grant Park has also entered into a prime brokerage relationship with Bank of America N.A. for the clearing of its OTC foreign currency transactions.

Other Clearing Brokers

The general partner may, in its sole discretion, appoint additional or substitute clearing brokers for Grant Park. These clearing brokers may be compensated at a level higher or lower than Grant Park currently pays to its current clearing brokers.

APPENDIX C

This supplement revises and replaces the sub-paragraph describing the suitability standards in Michigan in Appendix C on page C-4 of the Prospectus under the heading “Representations and Warranties”, paragraph 9, as follows:

The following sub-paragraph is deleted in its entirety:

Massachusetts, Michigan, Missouri, Nebraska, North Carolina or Texas	Net worth of at least $225,000 or a net worth of at least $60,000 and an annual taxable income of at least $60,000.

…and is revised and replaced in its entirety as follows:

Massachusetts, Missouri, Nebraska, North Carolina or Texas	Net worth of at least $225,000 or a net worth of at least $60,000 and an annual taxable income of at least $60,000.

The following sub-paragraph is added to page C-4 after the new revised sub-paragraph noted above:

Michigan
Net worth of at least $250,000, or an annual gross income of at least $70,000 and a net worth of at least $70,000.  In no event may a resident of Michigan invest more than 10% of their net worth in units of Grant Park and securities of any affiliate of Grant Park.